SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)



                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Security Systems Ltd. Announces Second Quarter 2005 Results dated July 28, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces Second Quarter 2005 Results

Thursday July 28, 7:00 am ET

Second Quarter 2005 Revenues Increased 19% YoY and 25% Sequentially With Net Income Showing 63% Sequential Growth

YAHUD, Israel, July 28 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced its consolidated financial results for the second quarter and six-month period ended June 30, 2005.

Revenues for the second quarter of 2005 reached US$17.3 million, an increase of 19 percent compared with the second quarter of 2004 and an increase of 24.7 percent over the first quarter of 2005.

Gross profit for the second quarter of 2005 reached US$7.4 million (43.1 percent of revenues), an increase of 14.2 percent over the second quarter of 2004 and an increase of 18.6 percent compared with first quarter of 2005.

Operating and net income in the second quarter of 2005, reached US$809,000 and US$481,000, respectively, compared with operating and net loss of US$(345,000) and US$(739,000) respectively, for the second quarter of 2004.

In the second quarter of 2004, the Company recorded an expense of US$1.2 million relating to an award granted by the Company's two principal shareholders out of their personal funds to all of the Company's employees. According to generally accepted accounting principles in the United States (US GAAP), this grant was recorded as an expense in the second quarter of 2004, although it did not affect the Company's shareholders' equity nor its statement of cash flow.

Diluted earnings per share for the second quarter was US$0.05, compared with diluted loss per share of US$(0.09) in the same period last year.

Revenues for the first six months of 2005 reached US$31.1 million, an increase of 8.3 percent compared with the same period in 2004. Operating income and net income for the six-month period, reached US$1.7 million and US$ 776,000, respectively, compared with operating income and net loss of US$ 872,000 and US$ (52,000) respectively, for the first six months of 2004.

Diluted earnings per share for the six-month period was US$0.08, compared with diluted loss per share of US$(0.01) in the same period of last year.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal and CEO, said:
"As expected, the second quarter of 2005 showed improvement over the first quarter of 2005 and the second quarter of 2004. Management expects the increase in revenues, as well as in operating and net income to continue into the second half of the year as well, due to the increase in the Company's backlog of orders."

Mr. Even-Ezra added: "Our net income grew sequentially by 63%. However, due to the increased share count of 1,700,000 shares issued in to the secondary offering completed in April, our earnings per share grew sequentially by 40%. With that, I would like to welcome the many top institutional investment funds that invested in the secondary, as well as all our other new shareholders, and hope that you stay with us for the long-term."

The Company also announced that at the Annual General Meeting of Shareholders that took place today, the following directors were re-elected to the board:
Jacob Even-Ezra, Izhar Dekel, Nathan Kirsh, Jacob Nuss, Jacob Perry and Zeev Livne.

The Company also announced that all other matters on the agenda on the notice of annual general meeting of shareholders were approved.

The Company will be hosting its quarterly conference call at 11:00am EST. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the second quarter 2005 results. They will then be available to answer questions.

To participate, you may listen to the webcast by accessing the link from Magal's web-site at: www.magal-ssl.com. Alternatively, you may call one of the teleconferencing numbers that follows.

Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number or the webcast.

    US Dial-in Number: 1-866-860-9642
    Canada Dial-in Number: 1-866-485-2399
    ISRAEL Dial-in Number: 03-918-0610
    INTERNATIONAL Dial-in Number: +972-3-918-0610

    At:

    11:00am Eastern Time
    8:00am Pacific Time
    6:00pm Israel Time

    About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China. Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems, Ltd       Gelbart Kahana Investor Relations
    Raya Asher, CFO                   Ehud Helft, Investor Relations
    Tel: +972-3-5391444               Tel: +1-866-704-6710
    Fax: +972-3-5366245               Tel (Intl): +972-3-6074717
    E-mail: magalssl@trendline.co.il  E-mail: Ehud@gk-biz.com,
                                              Kenny@gk-biz.com


    -FINANCIAL TABLES FOLLOW-

                           MAGAL SECURITY SYSTEMS LTD.

                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                      (All numbers except EPS expressed in
                              thousands of US$)



                 Six Months Ended June 30,      Quarter Ended June 30,
                   2005  % change   2004       2005     % change    2004

    Revenues    $ 31,099   8.3   $ 28,715   $ 17,260     19.0    $ 14,500

    Cost of       17,393   9.1    15,935       9,823     22.9       7,990
    revenues

    Gross Profit  13,706   7.2    12,780       7,437     14.2       6,510

    Operating
    expenses:
    Research and   2,432   6.1     2,293       1,276      9.8       1,162
    development,
    net

    Selling and    6,681  17.3     5,697       3,915     27.3       3,076
    marketing, net
    General and    2,850   4.9     2,718       1,437      1.4       1,417
    administrative
    Award granted    -             1,200         -                  1,200
    by principal
    shareholders
                  11,963   0.5    11,908       6,628     (3.3)      6,855

    Operating      1,743  99.9       872         809                 (345)
    income (loss)
    Financial        369   5.1       351          40    (84.5)        258
    expenses, net
    Income (loss)
    before taxes on
    income         1,374 163.7       521         769                 (603)
    Taxes on income  598   4.4       573         288     111.8        136

    Net income     $ 776          $ (52)       $ 481               $ (739)
    (loss)

    Basic net
    earnings (loss)
    per share     $ 0.08         $(0.01)      $ 0.05              $ (0.09)

    Diluted net   $ 0.08         $(0.01)      $ 0.05              $ (0.09)
    earnings (loss)
    per share

    Weighted
    average
    ordinary shares
    outstanding (in
    thousands)     9,382          8,132       10,092                8,199

    Weighted average
    ordinary shares
    outstanding
    assuming dilution
    (in thousands) 9,525          8,244       10,374                8,301

    FINANCIAL RATIOS

                                Six months Ended June       Quarter Ended June
                                          30,                        30,
                                  2005           2004          2005       2004
    Gross Margin (%)             44.1%          44.5%         43.1%      44.9%
    R&D as a % of Revenues        7.8%           8.0%          7.4%       8.0%
    Selling & Marketing as       21.5%          19.8%         22.7%      21.2%
    a % of Revenues
    G&A Expenses as a % of        9.2%           9.5%          8.3%       9.8%
    Revenues
    Operating Margin (%)          5.6%           3.0%          4.7%       Loss
    Net Income Margin (%)         2.5%           Loss          2.8%       Loss
    Total Debt to Total          *0.37         **0.48         *0.37     **0.48
    Capitalization
    Current Ratio                *2.17         **1.77         *2.17     **1.77


    * As of June 30, 2005
    ** As of December 31, 2004

    MAGAL SECURITY SYSTEMS LTD.
    CONDENSED CONSOLIDATED BALANCE SHEETS
    (All numbers expressed in thousands of US$)

                                                      June 30,     December 31,
                                                        2005           2004
    CURRENT ASSETS:
    Cash and cash equivalents                         $29,802        $11,964
    Trade receivables                                   9,182         13,232
    Unbilled accounts receivable                       14,625          7,465
    Other accounts receivable                           3,182          3,858
    Deferred income taxes                                 375            488
    Inventories                                        11,777         12,702
    Total current assets                               68,943         49,709

    Long term investments and trade receivables:
    Long-term trade receivables                           414            344
    Long-term bank deposits and structure notes         6,074          5,994
    Severance pay fund                                  1,990          2,142
    Total long term investments and trade               8,478          8,480
    receivables

    PROPERTY AND EQUIPMENT, NET                        14,912         14,659

    OTHER ASSETS, NET                                   5,073          5,128

    Total assets                                      $97,406        $77,976

    CURRENT LIABILITIES:
    Short-term bank credit                            $17,196        $15,618
    Current maturities of long-term bank loans          1,796          1,849
    Trade payables                                      4,373          3,189
    Other accounts payable and accrued expenses         8,421          7,450
    Total current liabilities                          31,786         28,106

    LONG-TERM LIABILITIES:
    Long-term bank loans                                3,500          3,500
    Accrued severance pay                               2,048          2,172
    Long-term liability in respect of forward              64            650
    contracts
    Total long terms liabilities                        5,612          6,322

    SHAREHOLDERS' EQUITY                              $60,008        $43,548

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $97,406        $77,976

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 28, 2005